Exhibit 1

Media

Release

22 NOVEMBER 2019

WESTPAC BOARD UNRESERVEDLY APOLOGISES

The Westpac Board of Directors today met to further discuss the issues raised by AUSTRAC in its statement of claim and the urgent response plan which has commenced.

Westpac’s Chairman, Lindsay Maxsted, said: “As a Board, and as individuals, we are devastated by the issues raised by AUSTRAC in its recent statement of claim.

“The notion that any child has been hurt as a result of any failings by Westpac is deeply distressing and we are truly sorry. The Board unreservedly apologises.

“Our Board, CEO, and management team are fully committed to fixing these issues and we are taking all steps necessary to urgently close any remaining gaps and fix our policies and procedures so that this can never happen again.

“We have already made significant improvements, including reviewing and taking action on all of the individual customers mentioned by AUSTRAC and establishing a multi-layered review.

“This review includes accelerating our ongoing program of AML/CTF improvements and we will provide public updates on our progress.

“In addition, we will appoint independent experts to oversee the program including a review of accountability. We will take actions emerging from that review. An assessment of suitably qualified candidates to lead that review is underway.

“We have also commenced discussions with relevant community groups about any further steps we can take to fight child exploitation.

“We are continuing to work closely with AUSTRAC to accelerate resolution of the matter.

“The Board will provide an update in coming days to share more information on what has occurred and what steps we are taking.”

For further information:

David Lording	Andrew Bowden
Media Relations	Investor Relations
0419 683 411	0438 284 863